MAIL STOP 3561

May 26, 2006

Mr. William C. Morro
InterAmerican Acquisition Group Inc.
2918 Fifth Avenue South, Suite 209
San Diego, California 92103

> **Re: InterAmerican Acquisition Group Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed April 28, 2006**
> **File No. 333-125558**

Dear Mr. Morro:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If   you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please expand your discussion of how you determined the public offering price. In this regard, please tell us the factors you considered in determining to value this offering at $45,000,000. What factors did you consider when determining that you might need $42,850,000 in the trust fund to effect the business combination contemplated by the registration statement? Discuss the specific factors and motivations behind the valuation. Please note in particular that we are not seeking simply whether or not you have "a specific business combination under consideration" but are looking more to the type, nature and results to date of any and all diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination

transaction involving the company. This includes the time period before the company's corporate existence was established and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of InterAmerican Acquisition Group Inc. Given management's extensive experience in Latin American industries as senior executives, business consultants and/or entrepreneurs, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company's net assets may be material information for which appropriate disclosure is required. We may have further comment.

Prospectus Summary, page 1

2. We note the statement that your "objective is to acquire an operating business with significant U.S. market presence that would benefit from extending the scope of its operations outside the U.S., with particular emphasis on Mexico/Latin America." Please clarify whether this are definitive criteria that must be met by the target business or whether you may target businesses that do not meet this criteria. Please clarify throughout the prospectus. Also, please explain how you will determine that a business has "significant U.S. market presence" and explain how you will determine that the business will benefit from extending the scope of its operations outside the U.S. Lastly, clarify whether the operations outside the U.S. may be focused outside Mexico/Latin America. We may have further comment.

3. The objective stated in the above comment appears to be inconsistent with the disclosure on page 1 that "we may acquire assets or operations in a foreign jurisdiction which will achieve our business combination objectives because such assets or operations have or would benefit from a significant U.S nexus." Please reconcile. Also, please explain the basis for the statement that the company would benefit from the U.S. nexus given you have not commenced the search for a target business.

4. Since you have not found a target company, references to "increasing its profitability and enterprise value" would be speculative. Please remove this statement and other speculative statements throughout the prospectus.

5. We note the disclosure here and throughout the prospectus that the company will proceed with the initial business combination only if certain conditions are met which include, for example, public stockholders owning less than 20% of the shares in this offering both voting against the business combination and exercising their conversion rights. Please explain whether in the company's view the 20% threshold could be lowered or increased by the company after the offering is effective and prior to the vote regarding the initial business combination. We may have further comment.

6. Clarify whether individuals who elect redemption rights will be entitled to their pro rata portion of the deferred underwriting compensation.

7. We note the statement on page 6 that your existing shareholders will not have redemption rights with respect to shares of common stock owned prior to the offering but will have such rights with respect to shares purchased by them in this offering or the aftermarket. Since redemption rights are available only if a business combination has been voted for by a majority of shareholders and on page 5 you indicate that the existing shareholders will vote all of their shares, including those acquired in this offering or the aftermarket, in accordance with the majority of shares of common stock voted by the public stockholders, please explain how they would have redemption rights. Also, we note that the redemption provision can be amended with the affirmative vote of 95% of the shares sold in this offering. Please clarify whether the company views all of the business combination procedures as stated in the provision and the prospectus as obligations to investors that the company will not propose to amend, or alternatively, if the company reserves the right to amend this provision and change the procedures, disclose the extent of that authority and the circumstances under which changes would or may be proposed. Add disclosure in the business section.

8. Please specify all of the limited exceptions to the restrictions on transferability of the shares in escrow. Remove the reference to "certain" exceptions.

9. The disclosure on the top of page 5 that other than the listed fees, no fees, reimbursements or cash payments will be paid to existing stockholders and/or officers and directors appears inconsistent with the disclosure in provision five to exhibits 10.1 through 10.5 and in risk factor 28. Please reconcile.

Risk Factors, page 10

10. In the last sentence of the first risk factor, please delete the statement in parentheses regarding interest income from the proceeds of your offering, as any interest income would be classified as non-operating income rather than revenue.

11. In risk factor four, state the approximate number of additional blank check companies that are currently in the registration process, since they will also be competitors, and update as necessary in subsequent amendments.

12. We note the disclosure in risk factor five regarding third party claims against the trust account. Please discuss the provisions under Delaware General Corporation Law that apply even after liquidation. Please clarify whether you intend to comply with the procedures in Section 280 of Delaware General Corporation Law. If not, we note the requirements in Section 281(b) of Delaware General Corporation Law that a dissolved corporation which has not followed the procedures in Section 280 shall adopt a plan of distribution to which the dissolved corporation "(i) shall pay or make reasonable provision to pay all claims and obligations … (ii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for any claim against the corporation which is the subject of a pending action, suit or proceeding to which the corporation is a party and

(iii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for claims that have not been made known to the corporation …, are likely to arise or to become known to the corporation … within 10 years after the date of dissolution." Please provide us with a legal analysis as to how the company will comply with Section 281(b) and disclose in the prospectus the procedures that the company will undertake to comply. Also, revise the disclosure throughout the prospectus to include the effect that this provision will have upon the stockholders' rights to receive their portion of the trust in the event of liquidation. Discuss those steps that must be taken to liquidate and dissolve the company. In addition, please include a discussion as to how the funds held in trust could be subject to a bankruptcy proceeding by the company.

13. We note that the Messrs. Morro and Sinkin will indemnify the company for claims by vendors. Clarify the risk to the funds in the trust account arising from the fact that the indemnification is only the percent of their beneficial ownership interest. This would indicate that if one individual did not have the financial capacity to pay for the indemnified amounts, then the other individual would not be required to indemnify that amount. Also, explain the reference to the percent of their beneficial ownership interest. Is this the percent before the offering? Consider adding the specific percent each individual would be liable for.

14. We note that the indemnification is only for "vendors." Please explain what would fall within that term and what would not be included in this term. Clarify the specific limitation this places upon the indemnification provision. In addition, please describe the claims that could be brought by a prospective target business and other entities in the event a business combination is not consummated and the resultant risk to the company. It may be helpful to revise your risk factors to clearly describe the potential risk that a portion of the funds held in trust could be subject to third party claims.

15. We note the disclosure throughout your registration statement that in the event of liquidation, all holders of common stock sold in this offering will be entitled to receive their portion of the amount held in trust ($5.83 or $5.71 per unit). Please expand and clarify why you believe it is appropriate to disclose such amount in light of the lack of full indemnification obligations by Messrs. Morro and Sinkin and the potential effect of Section 281(b) of Delaware General Corporation Law.

16. Please disclose all steps the company has taken to confirm that Messrs. Morro and Sinkin have funds sufficient to satisfy their obligations with respect to ensuring the trust account is not depleted.

17. Risk factor eight contains two risks that should be separated into two risk factors.

18. Risk factor 21 should also discuss the warrants to be issued in the private placement.

19. It appears that while you are targeting companies that could benefit from operations in Mexico/Latin America, unless that is a specific requirement of the acquisition, it would appear the risks associated with operating a target business in Mexico/Latin America and other foreign countries would not be relevant, since you are not constrained to this criterion. Please revise or advise.

20. Please disclose the risk to investors in the subheading to risk factor 28.

21. Clarify in risk factor 29 whether the company would have any legal recourse against InterAmerican Capital Partners II LLC if it did not purchase the warrants.

22. We note that you are relying upon an exemption in issuing the warrants to InterAmerican Capital Partners II LLC in the private placement that will take place after this offering but was the agreement was entered into during the course of this offering. Please revise to include a risk factor to address the possibility that the offering could be considered a general solicitation with respect to the noted private placement. In doing so, revise to discuss any potential liabilities attached to such possibility. Discuss whether the LLC has the funds available for the private placement.

23. Please add a risk factor if you may enter into business combinations with affiliated entities. We note section 4 to exhibits 10.1 through 10.5. Also add disclosure in the conflicts of interest section. We may have additional comments.

Use of Proceeds, page 25

24. We note that you may make a lock-up payment. Please revise to clarify if such payment is limited to any specific line item.

25. We note the disclosure in the summary that you shall pay InterAmerican Advisory LLC up to $10,000 per month for office space and administrative services. Please explain how this amount will be determined. We may have further comment.

26. Please explain why the estimated expenses for the next 24 months only include the administrative fee payable to InterAmerican Advisors LLC for the first year. Revise similar calculations in the MD&A section. Explain the basis for the statement that you feel you have sufficient funds to operate for the next 24 months. Clarify whether any other calculations were for a one year period rather than 24 months. Also, the statement that you are only obligated to make such payments for one year is inconsistent with exhibit 10.9. Please reconcile.

27. The use of proceeds table should be revised to include the re-payment of the loan from InterAmerican Advisors LLC. Also, clearly indicate the interest accrued to date.

Proposed Business, page 33

28. Unless you are limited to manufacturing or service sectors, the disclosure in the second and third paragraphs of the introduction would not appear relevant.

29. Explain the reference on page 35 to prospective target businesses that are financially unstable or are in early stage of development or growth, including entities without established records of sales or earnings with the statement on page 34 that "we will not acquire a start-up or development-stage business or a business that has not demonstrated an ability to achieve recurring revenues and positive operating cash flow."

30. Please explain the types of services that may be rendered by affiliated entities that would be paid by the company. Since the entire business of the company is to seek and acquire a target business, and in light of the disclosure that "in no event … will we pay any of our existing officers, directors or stockholders or any entity with which they are affiliated any finders fees for services rendered to us prior to, in connection with or following the consummation of a business combination," please explain the nature of the services that would be paid. Explain how those funds will be paid.

Principal Stockholders, page 48

31. It appears that the percentage owned by certain officers and directors has changed. Please explain any transactions that resulted in this change.

32. The beneficial ownership table should also include the shares held by InterAmerican Capital Partners II LLC in the beneficial ownership attributable to Messrs. Morro and Sinkin. The nature of the ownership should be indicated by a footnote to the table.

Certain Transactions, page 51

33. Please include in this section the amount due to your officers for offering expenses as indicated in the financial statements.

Underwriting, page 57

34. Discuss in this section the costs to be paid to the escrow agent.

Financial Statements, page F-1

35. Revise to provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Note 2, Proposed Public Offering, page F-9

36. Please clarify whether the estimated volatility of 51% is the average of the volatilities of the similar public companies as discussed in paragraph A22 of SFAS 123R, or whether the sum of the stock prices of the representative companies was used to create an index to calculate volatility. Also, tell us whether you calculated volatility for the representative companies for the period of time equal in length to the term of the option through the balance sheet date or other date, to the extent of the companies' operating histories. Also, tell us whether you calculated volatility using daily historical prices or some other interval. Please provide us with a schedule listing each representative company, their market capitalization, their volatility, and the term and interval of the volatility. Tell us why you selected companies with market capitalizations between $100 million and $300 million, given your pro forma net book value of $33 million.

Exhibits

37. Revise your legality opinion to indicate that opinion opines upon Delaware and New York law including the statutory provisions, all applicable provisions of the Delaware and New York Constitution and reported judicial decisions interpreting those laws.

Closing Statements

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Christopher S. Auguste, Esq.
        Fax: (212) 715-8000